UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14862Q100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Colella Giovanni M.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

670,081 (1)(2)

	6	SHARED VOTING POWER

4,905,766 (1)(3)

	7	SOLE DISPOSITIVE POWER

670,081 (1)(2)

	8	SHARED DISPOSITIVE POWER

4,905,766 (1)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,575,847 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.79 (4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Each share of Class A Common Stock is convertible at any time at the election of the holder into one share of Class B Common Stock.
(2) Includes 509,638 shares of Class A Common Stock held by The Giovanni Matteo Colella 2016 Grantor Retained Annuity Trust – I and 160,443 shares of Class A Common Stock held by The Giovanni Matteo Colella 2016 Grantor Retained Annuity Trust – II, of which the Reporting Person may be deemed to have voting or dispositive power.
(3) Includes 4,455,766 shares of Class A Common Stock held by The Giovanni & Vanessa Colella Revocable Trust Dated 11/26/05. Also includes 450,000 shares of Class A Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2017.
(4) The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person assuming conversion of such stock into Class B Common Stock (and excluding the conversion of shares of Class A Common Stock held by other persons) and an aggregate of 81,685,875 shares of Class B common stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options held by the Reporting Person, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.	14862Q100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vanessa S. Colella

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

670,081 (1)(2)

	6	SHARED VOTING POWER

4,905,766 (1)(3)

	7	SOLE DISPOSITIVE POWER

670,081 (1)(2)

	8	SHARED DISPOSITIVE POWER

4,905,766 (1)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,575,847 (1)(2)(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.79 (4)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Each share of Class A Common Stock is convertible at any time at the election of the holder into one share of Class B Common Stock.
(2) Includes 509,638 shares of Class A Common Stock held by The Vanessa Stevens Colella 2016 Grantor Retained Annuity Trust I, and 160,443 shares of Class A Common Stock held by The Vanessa Stevens Colella 2016 Grantor Retained Annuity Trust II, of which the Reporting Person may be deemed to have voting or dispositive power.
(3) Includes 4,455,766 shares of Class A Common Stock held by The Giovanni & Vanessa Colella Revocable Trust Dated 11/26/05. Also includes 450,000 shares of Class A Common Stock subject to options held by the Reporting Person’s spouse that are exercisable within 60 days of December 31, 2017.
(4) The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person assuming conversion of such stock into Class B Common Stock (and excluding the conversion of shares of Class A Common Stock held by other persons) and an aggregate of 81,685,875 shares of Class B common stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options held by the Reporting Person’s spouse, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.	14862Q100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4,455,766 (1)(2)

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

4,455,766 (1)(2)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,455,766 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.45 (3)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

N/A
FOOTNOTES

(1) Each share of Class A Common Stock is convertible at any time at the election of the holder into one share of Class B Common Stock.
(2) Includes 4,455,766 shares of Class A Common Stock held by The Giovanni & Vanessa Colella Revocable Trust Dated 11/26/05, of which the Reporting Person may be deemed to have voting or dispositive power.
(3) The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person assuming conversion of such stock into Class B Common Stock (and excluding the conversion of shares of Class A Common Stock held by other persons) and an aggregate of 81,685,875 shares of Class B common stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person.

Item 1.

(a)	Name of Issuer
Castlight Health, Inc.

(b)	Address of Issuer’s Principal Executive Offices
150 Spear Street, Suite 400 San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing
(1)	Colella Giovanni M.

(2)	Vanessa S. Colella

(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05

(b)	Address of Principal Business Office or, if none, Residence
(1)	Colella Giovanni M. 301 Mission Street, Apt. 48C San Francisco, CA 94105
(2)	Vanessa S. Colella 301 Mission Street, Apt. 48C San Francisco, CA 94105
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05 301 Mission Street, Apt. 48C San Francisco, CA 94105

(c)	Citizenship
(1)	Colella Giovanni M.: U.S.A.
(2)	Vanessa S. Colella: U.S.A.
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: California

(d)	Title of Class of Securities
Class B Common Stock, par value $0.0001 per share

(e)	CUSIP Number
14862Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Colella Giovanni M.: 5,575,847
(2)	Vanessa S. Colella: 5,575,847
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: 4,455,766

(b)	Percent of class:
(1)	Colella Giovanni M.: 6.79%
(2)	Vanessa S. Colella: 6.79%
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: 5.45%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Colella Giovanni M.: 670,081
(2)	Vanessa S. Colella: 670,081
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: 4,455,766

(ii)	Shared power to vote or to direct the vote:
(1)	Colella Giovanni M.: 4,905,766
(2)	Vanessa S. Colella: 4,905,766
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: 0

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Colella Giovanni M.: 670,081
(2)	Vanessa S. Colella: 670,081
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: 4,455,766

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Colella Giovanni M.: 4,905,766
(2)	Vanessa S. Colella: 4,905,766
(3)	Giovanni & Vanessa Colella Revocable Trust Dtd 11/26/05: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018	By:	/s/ Giovanni Colella
Name: Giovanni Colella

Date: February 12, 2018	By:	/s/ Vanessa S. Colella
Name: Vanessa S. Colella

Date: February 12, 2018	By:	/s/ Giovanni Colella
Name: Giovanni Colella
Title: Co-Trustee

Footnotes:	For further information on Item 4, see footnotes corresponding to each Reporting Person's ownership amounts on the cover page for each Reporting Person.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)